SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

LANDMARK INFRASTRUCTURE PARTNERS LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

51508J108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 51508J108		SCHEDULE 13G

1	Names of Reporting Persons Landmark Dividend LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,135,109(a)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,135,109(a)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,135,109(a)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 40.0%(b)

12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(a)   Includes 3,135,109 subordinated units representing limited partner interests (“Subordinated Units”) in Landmark Infrastructure Partners LP (the “Issuer”) held directly by Landmark Dividend LLC (“Landmark”).  All of the Subordinated Units convert into common units representing limited partner interests (“Common Units”) in the Issuer on a one-for-one basis upon the expiration of the subordination period described in the Issuer’s Registration Statement on Form S-11 (Registration No. 333-199221).  Landmark is indirectly owned and managed by Landmark Dividend Holdings LLC (“Landmark Holdings”).  AIM Landmark Holdings, LLC (“AIM Landmark”), directly and through a wholly-owned subsidiary, holds a majority of the ownership interests in Landmark Holdings and is entitled to elect the majority of the members of the board of managers of Landmark Holdings.  AIM Landmark is controlled by AIM Universal Holdings, LLC (“AIM”). Accordingly, each of Landmark Holdings, AIM Landmark and AIM may be deemed to indirectly beneficially own the Subordinated Units directly held by Landmark, but each disclaims beneficial ownership, except to the extent of its pecuniary interest therein.

(b)   Based upon 4,702,665 Common Units and 3,135,109 Subordinated Units outstanding immediately following the initial public offering of the Issuer, as disclosed in the final prospectus filed with the Securities and Exchange Commission on November 13, 2014 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended, and forming part of the Registration Statement on Form S-11 (Registration No. 333-199221) (the “Prospectus”).

CUSIP No.: 51508J108		SCHEDULE 13G

1	Names of Reporting Persons Landmark Dividend Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 3,135,109

	6	Shared Voting Power 0

	7	Sole Dispositive Power 3,135,109

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,135,109

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 40.0%

12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No.: 51508J108		SCHEDULE 13G

1	Names of Reporting Persons AIM Landmark Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 3,135,109

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,135,109

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,135,109

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 40.0%

12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No.: 51508J108		SCHEDULE 13G

1	Names of Reporting Persons AIM Universal Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 3,135,109

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,135,109

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,135,109

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 40.0%

12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No.: 51508J108	SCHEDULE 13G

Item 1(a).	Name of Issuer: Landmark Infrastructure Partners LP

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2141 Rosecrans Avenue, Suite 2100
El Segundo, CA 90245

Item 2(a).	Name of Person(s) Filing:

Landmark Dividend LLC
Landmark Dividend Holdings LLC
AIM Landmark Holdings, LLC
AIM Universal Holdings, LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Principal business office for Landmark Dividend LLC and Landmark Dividend Holdings LLC:

2141 Rosecrans Avenue, Suite 2100
El Segundo, California 90245

Principal business office for AIM Landmark Holdings, LLC and AIM Unversal Holdings, LLC:

950 Tower Lane, Suite 800
Foster City, California 94404

Item 2(c).	Citizenship:

	Landmark Dividend LLC	Delaware
	Landmark Dividend Holdings LLC	Delaware
	AIM Landmark Holdings, LLC	Delaware
	AIM Universal Holdings, LLC	Delaware

Item 2(d).	Title of Class of Securities:

Common units representing limited partnership interests

Item 2(e).	CUSIP Number: 51508J108

Item 3.	Not applicable.

Item 4.	Ownership:

The ownership information presented below represents beneficial ownership of Subordinated Units as of the date hereof, based on 4,702,665 Common Units and 3,135,109 Subordinated Units outstanding immediately following the initial public offering of the Issuer, as disclosed in the Prospectus.

(a)	Amount beneficially owned:	3,135,109 (1)
(b)	Percent of class (Common Units and Subordinated Units, on an as-converted basis):	40.0%
(c)	Number of shares (Subordinated Units) as to which such person has:
	(i) Sole power to vote or to direct the vote:	3,135,109 (1)
	(ii) Shared power to vote or to direct the vote:	0
	(iii) Sole power to dispose or to direct the disposition of:	3,135,109 (1)
	(iv) Shared power to dispose or to direct the disposition of:	0

(1)         Includes 3,135,109 Subordinated Units held directly by Landmark.  All of the Subordinated Units convert into Common Units on a one-for-one basis upon the expiration of the subordination period described in the Prospectus.  Landmark is indirectly owned and managed by Landmark Holdings.  AIM Landmark, directly and through a wholly-owned subsidiary, holds a majority of the ownership interests in Landmark Holdings and is entitled to elect the majority of the members of the board of managers of Landmark Holdings.  AIM Landmark is controlled by AIM.  Accordingly, each of Landmark Holdings, AIM Landmark and AIM may be deemed to indirectly beneficially own the Subordinated Units directly held by Landmark, but each disclaims beneficial ownership, except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2015

Landmark Dividend LLC

By:	Landmark Dividend Holdings LLC,
its managing member

By:	/s/ Arthur P. Brazy, Jr.
Arthur P. Brazy, Jr.
President

Landmark Dividend Holdings LLC

By:	/s/ Arthur P. Brazy, Jr.
Arthur P. Brazy, Jr.
President

AIM Landmark Holdings, LLC

By:	AIM Universal Holdings, LLC,
its sole manager

By:	/s/ Matthew P. Carbone
Matthew P. Carbone
Managing Member

AIM Universal Holdings, LLC

By:	/s/ Matthew P. Carbone
Matthew P. Carbone
Managing Member

CUSIP No.: 51508J108	SCHEDULE 13G

JOINT FILING AGREEMENT

In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.

IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of February 17, 2015.

Landmark Dividend LLC

By:	Landmark Dividend Holdings LLC,
its managing member

By:	/s/ Arthur P. Brazy, Jr.
Arthur P. Brazy, Jr.
President

Landmark Dividend Holdings LLC

By:	/s/ Arthur P. Brazy, Jr.
Arthur P. Brazy, Jr.
President

AIM Landmark Holdings, LLC

By:	AIM Universal Holdings, LLC,
its sole manager

By:	/s/ Matthew P. Carbone
Matthew P. Carbone
Managing Member

AIM Universal Holdings, LLC

By:	/s/ Matthew P. Carbone
Matthew P. Carbone
Managing Member